

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47810

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Valdés & Moreno, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 Gennessee Street, Suite 630
(No. and Street)

Kansas City (City) Missouri (State) 64102-1039 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marco R. Listrom (816) 221-6700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Higdon & Hale, C.P.A.'s, P.C.
(Name – *if individual, state last, first, middle name*)

6310 Lamar Avenue, Suite 110, (Address) Overland Park, (City) Kansas (State) 66202 (Zip Code)


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASH, D.C.
202
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

OATH OR AFFIRMATION

I, Marco R. Listrom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Valdes & Moreno, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title


"NOTARY SEAL"
Linda K. Jones, Notary Public
Jackson County, State of Missouri
My Commission Expires 7/24/2010
Commission Number 06433546

Linda K Jones

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Accounting Controls Required by SEC. Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*



HIGDON & HALE

CERTIFIED PUBLIC ACCOUNTANTS • A PROFESSIONAL CORPORATION
6310 Lamar Avenue, Suite 110 • Overland Park, KS 66202

David B. Higdon, C.P.A., C.F.P.
D. Bob Hale, C.P.A.
John P. Martin, C.P.A.
John A. Keech, C.P.A.
Gary D. Welch, C.P.A.

Telephone
(913) 831-7000
Fax (913) 754-1350

www.higdonhale.com
E-mail: info@higdonhale.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
and Shareholders of
Valdés & Moreno, Inc.

We have audited the accompanying statement of financial condition of **Valdés & Moreno, Inc.** as of December 31, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Valdés & Moreno, Inc.** as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Higdon & Hale
Higdon & Hale
Certified Public Accountants
February 24, 2007

EXHIBIT A

VALDÉS & MORENO, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 31,742
Temporary cash investments	106,000
Receivable from clearing broker	10,710
Deposit with clearing broker	25,000
Total current assets	173,452
DEPRECIABLE ASSETS	
Office equipment	31,523
Accumulated depreciation	(31,523)
Net depreciable assets	---
OTHER ASSETS	
Investments	184,740
TOTAL ASSETS	$ 358,192

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 5,810
Accrued payroll	13,800
Accrued payroll taxes and benefits	7,129
Accrued income taxes	15,028
Total current liabilities	41,767
STOCKHOLDER'S EQUITY	
Capital stock	214,000
Retained earnings	5,997
Accumulated other comprehensive income/(loss):	
Unrealized loss on securities	96,428
Total stockholder's equity	316,425
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 358,192

The accompanying notes are an integral part of these financial statements.

EXHIBIT B

VALDÉS & MORENO, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES		
Commissions		$ 144,045
Trading gains		26,662
Advisory and placement fees		377,621
Realized gain (loss) on investment account		26,657
Miscellaneous		14,462
Total revenues		589,448
DIRECT COSTS OF REVENUES		
Clearing expenses	$ 19,218	
Other charges	2,964	22,182
GROSS MARGIN		567,266
EXPENSES		
Employee compensation and benefits		398,693
Quotation		16,617
Travel and entertainment		22,738
Advisory fees		6,000
Office expense		29,098
Regulatory expense and fees		4,437
Depreciation		---
Miscellaneous		41,621
Total expenses		519,204
INCOME (LOSS) BEFORE INCOME TAXES		48,062
PROVISION FOR INCOME TAXES		10,562
NET INCOME (LOSS)		$ 37,500

The accompanying notes are an integral part of these financial statements.

EXHIBIT C

VALDÉS & MORENO, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock Class A & B	Preferred Stock	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)
BALANCE, BEGINNING OF YEAR	$ 2,000	$ 206,000	$ 9,522	$ (14,825)
Additions	---	---	---	---
Dividends	---	---	(41,025)	---
COMPREHENSIVE INCOME				
NET INCOME (LOSS)	---	---	37,500	---
OTHER COMPREHENSIVE INCOME				
Realized gain on securities	---	---	---	
Unrealized gain (loss) on investments	---	---	---	111,253
BALANCE, END OF YEAR	$ 2,000	$ 206,000	$ 5,997	$ 96,428

The accompanying notes are an integral part of these financial statements.

EXHIBIT D

VALDÉS & MORENO, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income (loss)	$ 37,500
Depreciation	---
Realized (gains) losses	(41,482)
Loss on expiration of warrants	14,825
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
(Increase) decrease in receivable and deposits from clearing broker	5,456
Increase (decrease) in accounts payable	4,017
Increase (decrease) in accrued income taxes	(1,438)
Increase (decrease) in accrued liabilities	(13,188)
Net cash provided by operating activities	5,690
CASH FLOWS USED BY INVESTING ACTIVITIES:	
Issue of additional preferred stock	6,000
Purchase of investments	(68,800)
Proceeds from the sale of investments	86,470
Temporary cash investments	(106,000)
Purchase of depreciable assets	---
Total cash used by investing activities	(82,330)
CASH USED IN FINANCING ACTIVITIES:	
Pay off of loan payable	(27,987)
Preferred stock dividends	(41,025)
Total cash provided by financing activities	(69,012)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(145,652)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	177,394
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 31,742

The accompanying notes are an integral part of these financial statements.

VALDÉS & MORENO, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

A. *Nature of the Business*

The Company was incorporated on July 13, 1994 and started business on May 2, 1995. The Company operates as a fully disclosed broker/dealer in Kansas City, Missouri. All customer cash balances and securities are carried by a clearing broker.

B. *Management Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2006 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

C. *Statement of Cash Flows*

Cas*h and Cash Equivalents* - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. For the year ended December 31, 2006, the Company did not have any cash equivalents.

Cash Paid - Interest and Taxes - The amounts of cash paid for interest and taxes for the year ended December 31, 2006 are as follows:

Interest	$	—
Income taxes	$	12,000

D. *Depreciable Assets*

Depreciable assets are recorded at cost and depreciated over the estimated useful lives of the respective assets.

Maintenance and repairs are changed to operations when incurred. Betterments and renewals are capitalized. All assets were fully depreciated as of December 31, 2005 and accordingly there was no depreciation for the year ended December 31, 2006.

E. *Comprehensive Income Reporting*

The Company accounts for comprehensive income in accordance with Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income", which requires comprehensive income and its components to be reported when a company has items of other comprehensive income. Comprehensive income includes net income plus other comprehensive income (i.e., certain revenues, expenses, gains and losses reported as separate components of stockholder's equity rather than in net income).

NOTE 2 **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital or a ratio of aggregate indebtedness to net capital, both as defined, of less than 15 to 1. At December 31, 2006, the Company had aggregate indebtedness of $41,767 and net capital of $288,714, which resulted in a ratio of .14 to 1 and a ratio requirement of less than its minimum requirement of $100,000. Therefore, at December 31, 2006, based on its minimum requirement, the Company had excess net capital of $188,714.

NOTE 3 **RELATED PARTIES**

The controlling Shareholder of the Company also owns 52% of the voting stock of Valdés Capital Management, Inc., an investment advisory firm. Valdés Capital Management, Inc. provides investment advice to the Company that is used by the Company in formulating investment recommendations for its customers. The Company paid Valdés Capital Management, Inc., advisory fees totaling $ 6,000 in 2006.

NOTE 4 **CAPITAL STOCK**

The Company is capitalized with the following issues of stock:

Common stock, class A; $1 par value,
1,000 shares issued and outstanding

Common stock, class B; $.01 par value,
100,000 shares issued and outstanding

Preferred stock; $100 par value,
2,060 shares issued and outstanding

During 2000, the Board of Directors deemed it desirable and in the best interest of the Company to amend its articles of incorporation to provide for an increase in the number of authorized shares of Class B Common stock from 1,000 shares to 100,000 shares, and the authorization of 5,000 shares of Preferred stock, with a par value of $100 per share. In addition, the Class B Common stock was split 100 shares for each share previously held and the par value was decreased to $.01 per share.

NOTE 5 INVESTMENTS

At December 31, 2005, the Company held 1,000 shares common stock in The NASDAQ Stock Market, Inc., for which it paid $13.00 per share and 4,300 warrants to purchase 17,200 shares of common stock in NASDAQ for which it paid $59,300 or approximately $13.79 per warrant. Each warrant was exercisable into one share of common stock in four different traunches at prices ranging from $15.00 to $18.00 per share, over four years beginning June 30, 2002. On June 30, 2005 the third traunch expired for a realized loss of $14,825. The final traunch expired on June 30, 2006.

In accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (FAS 115), marketable securities are recorded at fair market value if they have a readily determinable fair value. The corresponding unrealized gain or loss in the fair market value in relation to cost is accounted for as a separate item in the stockholders' equity section of the balance sheet. Realized gains or losses on disposition and declines in value judged to be other than temporary will be included in income in the period the applicable loss occurs.

During 2005, the Company invested $64,500 in Voting Trust Certificates in The NASDAQ Stock Market, Inc. These certificates were not transferable without registration.

In February 2006, the Securities and Exchange Commission approved NASDAQ's application to register as an exchange. On February 15, 2006, NASDAQ completed a secondary offering that will permit NASDAQ to file a shelf registration within 90 days of that date. The Voting Trust Certificates became redeemable into marketable shares of Common Stock at that time.

Investments at December 31, 2006 include marketable securities with a cost basis of $88,312 and a fair market value of $184,740, resulting in an unrealized gain of $96,428.

NOTE 6 LEASE COMMITMENTS

The Company presently leases office space on a month-to-month basis. During 2006 the monthly rent was increased from $810 per month to $910.

SUPPLEMENTAL INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **as of : December 31, 2006**
Valdès & Moreno, Inc.

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 316,425	3480
2.	Deduct Ownership equity not allowable for Net Capital			-	3490
3.	Total ownership equity qualified for Net Capital			316,425	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			–	3520
	B. Other (deductions) or allowable credits (List)			–	3525
5.	Total capital and allowable subordinated liabilities			$ 316,425	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ -	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges	-	3600		
	D. Other deductions and/or charges	-	3610	-	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 316,425	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):				
	A. contractual securities commitments	$ -	3660		
	B. Subordinated securities borrowings	-	3670		
	C. Trading and investment securities:				
	1. Exempted securieies		3735		
	2. Debt securities	-	3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)	27,711	3736	27,711	3740
10.	Net Capital			$ 288,714	3750

OMIT PENNIES

NOTE: There were no material differences noted in the computation of net capital between the audited financial statements and that of the firm's unaudited FOCUS Report filing.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Valdès & Moreno, Inc. — **as of: December 31, 2006**

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

Line	Description		Amount	Code
11.	Minimum net capital required (6 2/3% of line 19)		$ 2,784	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$ 100,000	3758
13.	Net capital requirement (greater of line 11 or 12)		$ 100,000	3760
14.	Excess net capital (line 10 less 13)		$ 188,714	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)		*22 $ 284,537	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Description		Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition		$ 41,767	3790
17.	Add:			
	A. Drafts for immediate credit	*21 $ - [3800]		
	B. Market value of securities borrowed for which no equivalent value is paid credited	$ [3810]		
	C. Other unrecorded amounts (List)	$ [3820]	-	3830
18.	Total aggregate indebtedness		$ 41,767	3840
19.	Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)		% 14	3850
20.	Percentage of debt to debt-equity total computed in accordance with Rule 15C3-1(d)		% -	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line	Description	Amount	Code
21.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ -	3970
22.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	*23 $	3880
23.	Net capital requirement (greater of line 21 or 22)	$	3760
24.	Excess capital (line 10 less 23)	$	3910
25.	Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See independent auditor's report

SCHEDULE II

VALDÉS & MORENO, INC.

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

The Company is exempt from the reserve requirement provisions of Rule 15c3-3 under paragraph 15c3-3(k)(2)(ii). The conditions of the exemption were being complied with as of the date of this report and the year, which it covers.

See independent auditor's report.

SCHEDULE III

VALDÉS & MORENO, INC.

INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2006

The Company is exempt from the possession and control requirements of Rule 15c3-3 under paragraph 15c3-3(k)(2)(ii). The conditions of the exemption were being complied with as of the date of this report and the year, which it covers.

See independent auditor's report.



David B. Higdon, C.P.A., C.F.P.
D. Bob Hale, C.P.A.
John P. Martin, C.P.A.
John A. Keech, C.P.A.
Gary D. Welch, C.P.A.

HIGDON & HALE
CERTIFIED PUBLIC ACCOUNTANTS • A PROFESSIONAL CORPORATION
6310 Lamar Avenue, Suite 110 • Overland Park, KS 66202

Telephone
(913) 831-7000
Fax (913) 754-1350
www.higdonhale.com
E-mail: info@higdonhale.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
and Shareholders of
Valdés & Moreno, Inc.

In planning and performing our audit of the financial statements of **Valdés & Moreno, Inc.** for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Higdon & Hale
Certified Public Accountants
February 24, 2007

END